Exhibit 3.2

Business Entity - Filing Acknowledgement 04/06/2020 Work Order Item Number: W2020040600638-508494 Filing Number: 20200590772 Filing Type: Certificate of Designation Filing Date/Time: 4/6/2020 11:04:00 AM Filing Page(s): 13 Indexed Entity Information: Entity ID: E0565792013-4 Entity Name: Q BIOMED INC. Entity Status: Active Expiration Date: None Commercial Registered Agent NASCENT GROUP, INC. 1000 N GREEN VALLEY PKWY #440-484, HENDERSON, NV 89074, USA BARBARA K. CEGAVSKE Secretary of State KIMBERLEY PERONDI Deputy Secretary for Commercial Recordings STATE OF NEVADA OFFICE OF THE SECRETARY OF STATE Commercial Recordings Division 202 N. Carson Street Carson City, NV 89701 Telephone (775) 684-5708 Fax (775) 684-7138 North Las Vegas City Hall 2250 Las Vegas Blvd North, Suite 400 North Las Vegas, NV 89030 Telephone (702) 486-2880 Fax (702) 486-2888 The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future. Respectfully, BARBARA K. CEGAVSKE Secretary of State Page 1 of 1 Commercial Recording Division 202 N. Carson Street Filed in the Office of Secretary of State State Of Nevada Business Number E0565792013-4 Filing Number 20200590772 Filed On 4/6/2020 11:04:00 AM Number of Pages 13

Filed in the Office of	Business Number E0565792013-4
Barbara K. Cegavske	Filing Number 20200590772
Secretary of State State Of Nevada	Filed On 4/6/2020 11:04:00 AM
	Number of Pages 13

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Q BioMed Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

See attached Certificate of Designations of Series B Convertible Preferred Stock of Q BioMed Inc.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X William Rosenstadt

Signature of Officer Chief Legal Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES
AND OTHER RIGHTS OF PREFERRED STOCK AND QUALIFICATIONS,
LIMITATIONS AND RESTRICTIONS THEREOF
of
SERIES B CONVERTIBLE PREFERRED STOCK
of
Q BIOMED INC.

(Pursuant to Section 78.1955 of the
Nevada Revised Statutes)

Q BIOMED INC., a Nevada corporation (the “Corporation”), pursuant to the provisions of Section 78.1955 of the Nevada Revised Statutes, does hereby make this Certificate of Designations, Powers, Preferences and Other Rights of Preferred Stock and Qualifications, Limitations and Restrictions (the “Certificate of Designations”) and does hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by the Articles of Incorporation of the Corporation (as amended, the “Articles”), which authorizes the issuance of 100,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, the Board duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that, pursuant to Article 5 of the Articles, the Board hereby authorizes the issuance of, and fixes the designation and preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions, of a series of preferred stock of the Corporation consisting of One Million (1,000,000) shares, $0.001 par value per share, to be designated “Series B Convertible Preferred Stock” (each such share, a “Series B Preferred Share”); and be it

RESOLVED, that each Series B Preferred Share shall rank equally in all respects and shall be subject to the following terms and provisions:

1.	Dividends.

(a)            Dividends on Common Stock. The holders of the Series B Preferred Shares shall be entitled to receive, when, if and as declared by the Board, out of funds legally available therefor, any dividends or other distributions from the Corporation that are declared on the common stock, $0.001 par value per share, of the Corporation (the “Common Stock”) (other than dividends payable solely in additional Common Stock), in which case holders of Series B Preferred Shares shall each be entitled to receive, on an As-Converted Basis (as defined below, but without regard to the beneficial ownership limitations set forth in Section 5(c) hereof) pari passu with the amount of such dividends to be distributed to the holders of Common Stock immediately prior to the declaration of such dividend or distribution.

“As-Converted Basis” means, as of the time of determination, that, solely for the purpose of determining the applicable right (and without limitation to any rights of the Series B Preferred Shares), the Series B Preferred Share shall be treated as if each such Series B Preferred Share had been converted into shares of Common Stock.

(b)            Dividends on Series B Preferred Shares. Provided that the Forced Conversion Conditions (as defined herein) have not been met, on each three-month anniversary of the issuance of Series B Preferred Shares, the Company shall pay to the holder of such Series B Preferred Shares then outstanding a dividend equal to two percent (2%) of the Liquidation Value (as defined below) (such amount, the “Dividend Value”). Such dividend shall be paid in shares of Common Stock, and the number of shares of Common Stock shall be determined by dividing the Dividend Value by the VWAP on the date of the applicable dividend payment.

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2.            Voting Rights. Except as otherwise provided by law, (i) the holders of the Series B Preferred Shares shall have full voting rights and powers amongst themselves on a pari passu basis, (ii) any matters on which the holders of Series B Preferred Shares have voting rights shall be determined by a simple majority of the holders Series B Preferred Shares, (iii) the holders of the Series B Preferred Shares shall have full voting rights and powers amongst all holders on a pari passu basis, (iv) any matters on which the holders the Parity Securities have voting rights shall be determined by a simple majority of the holders Parity Securities with each share of such Parity Securities being equal to a share of the other Parity Securities and (v) the holders of the Series B Preferred Shares shall have no voting rights in connection with those matters on which the holders of Common Stock have voting rights and the holders of the Series B Preferred Shares shall not vote with the holders of the Common Stock as a class.

3.            Rights on Liquidation.

(a)            In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (any such event being hereinafter referred to as a “Liquidation”), the holders of record of the Series B Preferred Shares shall be entitled to receive, immediately after any distributions required by the Corporation’s Articles and any certificate(s) of designation, powers, preferences and rights in respect of any securities of the Corporation having priority over the Series B Preferred Shares with respect to the distribution of the assets of the Corporation upon Liquidation, or in terms of redemption rights or dividend rights (“Senior Securities”), and before and in preference to any distribution or payment of assets of the Corporation or the proceeds thereof may be made or set apart with respect to any other securities of the Corporation over which the Series B Preferred Shares have priority with respect to the distribution of the assets of the Corporation upon Liquidation (“Junior Securities”), an amount in cash with respect to each Series B Preferred Share held by such holders, equal to (i) $10 per Series B Preferred Share plus (ii) at the time of calculation, any accrued but unpaid dividends pursuant to Section 1(b) hereof (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Value”). If, upon such Liquidation, the assets of the Corporation available for distribution to the holders of Series B Preferred Shares and any securities of the Corporation having equal priority with the Series B Preferred Shares with respect to the distribution of the assets of the Corporation upon Liquidation, or in terms of redemption rights or dividend rights (“Parity Securities”, which for clarity includes, and at the time of filing of this Certificate of Designations only includes, the Series A Preferred Convertible Stock) shall be insufficient to permit payment in full to the holders of the Series B Preferred Shares and Parity Securities, then the entire assets and funds of the Corporation legally available for distribution to such holders of the Series B Preferred Shares and Parity Securities then outstanding shall be distributed ratably among such holders based upon the proportion the total amount distributable on each share upon liquidation bears to the aggregate amount available for distribution on all Series B Preferred Shares and of such Parity Securities, if any.

(b)            A change of control of the Corporation (including any change in the ownership of more than fifty percent (50%) of the voting capital of the Corporation) shall not be deemed a Liquidation.

(c)            In the event of a Liquidation, after the payment of all preferential amounts required to be paid to the holders of Parity Securities, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

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4.            Actions Requiring the Consent of Holders of Series B Preferred Shares. From the period beginning on the date of filing of this Certificate of Designations and ending on the earlier to occur of the date (i) the Liquidation Value of the outstanding Series B Preferred Shares and the liquidation value of the outstanding shares of Series A Preferred Convertible Stock (as calculated pursuant to the Certificate of Designations for the Series A Preferred Convertible Stock) is more than $1,000,000 or (ii) the Forced Conversion Conditions have been met, the consent of the majority of the holders of the Parity Securities outstanding, given in accordance with the Articles and Bylaws of the Corporation, as amended, shall be necessary for effecting or validating any of the following transactions or acts, whether by merger, consolidation or otherwise:

(a)            Create, issue, or reclassify any existing shares of capital stock that (i) are Senior Securities or Parity Securities or have a liquidation preference over the Parity Securities, (ii) contain any dividend or conversion rights that are preferential to the dividend rights of the Parity Securities or (iii) are redeemable;

(b)            Create, incur, assume or suffer to exist any (i) indebtedness for borrowed money or the deferred purchase of property or services, (ii) obligations evidenced by notes, bonds, debentures or similar instruments, (iii) capital lease obligations, and (iv) contingent obligations, including guaranties and obligations of reimbursement or respecting letters of credit ((i) through (iv), “Indebtedness”), other than Permitted Indebtedness or cause or suffer any “Subsidiary” (which shall mean any corporation of which a majority of the outstanding capital stock entitled to vote for the election of directors (otherwise than as the result of a default) is owned by the Company directly or indirectly through Subsidiaries) to create, incur, assume or suffer to exist any Indebtedness, other than Permitted Indebtedness;

“Permitted Indebtedness” shall mean (i) any Indebtedness existing on the initial date of the filing of the Certificate of Designations, (ii) Indebtedness to trade creditors incurred in the ordinary course of business, (iii) indebtedness incurred solely for the purpose of financing the acquisition or lease of any equipment, including capital lease obligations with no recourse other than to such equipment; (iv) indebtedness incurred solely for the purpose of acquiring drug product to be sold by the Company which shall include Strontium-89 and Metastron; (v) indebtedness associated with acquiring new intellectual property assets and licenses, so long as the proceeds are going to the party(ies) from which the Company is acquiring the assets, licenses, and other properties (vi) any Indebtedness not existing at the time hereof and not covered in (i) through (v) above not to exceed an aggregate of Five Hundred Thousand Dollars ($500,000) at any one time;

(c)            Create or permit to a Lien other than Permitted Liens on its assets or the assets of any Subsidiary;

“Lien” shall mean any lien, security interest, pledge, bailment, lease, mortgage, hypothecation, conditional sales and title retention agreement, charge, claim on any of the Company’s or Subsidiary’s, as applicable, property, or other encumbrance.

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“Permitted Liens” shall mean (i) existing Liens disclosed by the Company on the Disclosure Schedule attached hereto; (ii) inchoate Liens for taxes, assessments or governmental charges or levies not yet due, as to which the grace period, if any, related thereto has not yet expired, or being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (iii) Liens of carriers, materialmen, warehousemen, mechanics and landlords and other similar Liens which secure amounts which are not yet overdue by more than 60 days or which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (iv) licenses, sublicenses, leases or subleases granted to other persons not materially interfering with the conduct of the business of the Company; (v) Liens securing capitalized lease obligations and purchase money indebtedness incurred solely for the purpose of financing an acquisition or lease; (vi) easements, rights-of-way, restrictions, encroachments, municipal zoning ordinances and other similar charges or encumbrances, and minor title deficiencies, in each case not securing debt and not materially interfering with the conduct of the business of the Company and not materially detracting from the value of the property subject thereto; (vii) Liens arising out of the existence of judgments or awards which judgments or awards do not constitute an Event of Default; (viii) Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance, pension liabilities and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature (other than appeal bonds) incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money); (ix) Liens in favor of a banking institution arising by operation of law encumbering deposits (including the right of set-off) and contractual set-off rights held by such banking institution and which are within the general parameters customary in the banking industry and only burdening deposit accounts or other funds maintained with a creditor depository institution; (x) usual and customary set-off rights in leases and other contracts; (xi) escrows in connection with acquisitions and dispositions and (xii) royalties and other rights to revenue derived from the sale of the Company’s products that are granted in the ordinary course of business.

;

(d)            By merger, consolidation, sale, lease back or other similar transaction (i) sell, transfer or dispose of 25% or more of the assets of the Company and its Subsidiaries on a consolidated basis (ii) permit the issuance or transfer of more than 25% of the voting control of the Company or a Subsidiary in a single transaction or series of related transaction (other than issuances of Common Stock pursuant to the Parity Securities), or (iii) which results in the Company becoming privately held.

(e)            Amend any corporate governance document, including the Certificates of Designations of any Parity Securities so as to alter or change the powers, preferences, or special rights of such Parity Securities or otherwise adversely affect the rights and preferences of such Parity Securities;

(f)           Enter into any agreement that would restrict the Company’s ability to perform its obligations under the terms of any of the Parity Securities;

(g)            Declare or pay a dividend on any security (other than the Parity Securities or a dividend on the Common Stock payable solely in additional shares of Common Stock);

(h)            Redeem any shares of its capital stock; and

(i)             Create any Subsidiary other than a Subsidiary required for regulatory reasons to carry out the Company’s ordinary course of business.

5.            Conversion.

(a)            Conversion Right. Subject to the provisions herein, at any time or times on or after the issuance of Series B Preferred Shares, the holders of Series B Preferred Shares shall be entitled to convert any Series B Preferred Shares into fully paid and nonassessable shares of Common Stock in accordance with Section 5(b), at the Conversion Rate (as defined below). The number of shares of Common Stock issuable upon conversion of any Series B Preferred Shares pursuant to this Section 5(a) shall be determined by dividing (x) the Conversion Amount (as defined below) by (y) the Conversion Price (the "Conversion Rate"). The Company shall not issue any fraction of a share of Common Stock upon any conversion. All calculations under this Section (5) shall be rounded to the nearest $0.0001. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Series B Preferred Shares.

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"Conversion Amount" means those Series B Preferred Shares being converted multiplied by the Liquidation Value.

"Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination the lower of (i) $2.70 (the “Fixed Conversion Price”), (ii) 93% of the average of the 4 lowest daily VWAPs during the 10 consecutive Trading Days immediately preceding the Conversion Date or other date of determination, but not lower than the Floor Price or (iii) a price agreed to by the Company and a holder of Series B Preferred Shares (as applicable, the “Conversion Price”). The Conversion Price shall be adjusted from time to time pursuant to the other terms and conditions of this Certificate of Designations.

(b)            Mechanics of Conversion.

(i)            Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a "Conversion Date"), a holder of Series B Preferred Shares shall (A) transmit by email (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 5(b)(iv), surrender the Series B Preferred Shares to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to those Series B Preferred Shares in the case of its loss, theft or destruction). On or before the third Business Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall (X) if legends are not required to be placed on certificates of Common Stock and provided that the Transfer Agent is participating in the Depository Trust Company's ("DTC") Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which such holder shall be entitled to its or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of such holder or its designee, for the number of shares of Common Stock to which such holder shall be entitled which certificates shall not bear any restrictive legends unless required pursuant to rules and regulations of the Commission. If a certificate representing Series B Preferred Shares is physically surrendered for conversion and the certificate represents more Series B Preferred Shares than those being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of the certificate and at its own expense, issue and deliver to such holder a new certificate representing the outstanding Series B Preferred Shares not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series B Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock upon the transmission of a Conversion Notice.

(ii)           Forced Conversion. At any time that the Forced Conversion Conditions are met, the Series B Preferred Shares shall automatically convert into shares of Common Stock at the Conversion Rate pursuant to the terms hereof. Prior to any such forced conversion hereunder, the Company shall notify the holders of the Series B Preferred Shares of the upcoming forced conversion with three days’ notice to provide the holders the opportunity to notify the Company as to whether such forced conversion would violate the beneficial ownership limitations set out herein. In the event that any such conversion would violate the beneficial ownership limitations set out in this Certificate of Designations, only those shares that would not violate such limitations shall be automatically converted at such time (any remaining Series B Preferred Shares, the “Non-Automatic Conversion Shares”). At those subsequent times that the forced conversion of the Non-Automatic Conversion Shares, would not violate the beneficial ownership limitations set out herein, that portion of the Non-Automatic Conversion shares that when converted would not violate the beneficial ownership limitations set out herein will automatically convert into shares of Common Stock at the Fixed Conversion Price.

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The “Forced Conversion Conditions” shall be met if:

(1)            on each Trading Day during the period beginning ten Trading Days prior to the Forced Conversion Date and including the applicable date of determination (the "Equity Conditions Measuring Period"), the VWAP of the Common Stock on the Principal Market is in excess of $5.00;

(2)            on each Trading Day during Equity Conditions Measuring Period, the dollar volume of Common Stock traded on the Principal Market is in excess of $750,000;

(3)            on each day during the Equity Conditions Measuring Period, the shares of Common Stock underlying the Preferred Stock to be converted shall either (x) be registered for resale on an effective registration statement or (y) eligible for resale without restriction and without the need for registration under any applicable federal or state securities laws;

(4)            on each day during the Equity Conditions Measuring Period, the Common Stock is designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the then effective minimum listing maintenance requirements of such exchange or market;

(5)            during the Equity Conditions Measuring Period, there shall not have occurred either (A) an Event of Default or (B) an event that with the passage of time or giving of notice would constitute an Event of Default;

(iii)          Company's Failure to Timely Convert. If within three (3) Trading Days after the Company's receipt of a Conversion Notice the Company shall fail to issue and deliver a certificate to such holder or credit its balance account with DTC for the number of shares of Common Stock to which such holder is entitled upon such holder's conversion of any Conversion Amount (a "Conversion Failure"), and if on or after such Trading Day such holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such holder of Common Stock issuable upon such conversion that such holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Business Days after such holder's request and in such holder's discretion, either (i) pay cash to such holder in an amount equal to such holder's total purchase price (including brokerage commissions and other out of pocket expenses, if any) for the shares of Common Stock so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to such holder a certificate or certificates representing such Common Stock and pay cash to such holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

(iv)          Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of Series B Preferred Shares in accordance with the terms of the Certificate of Designations, a holder of Series B Preferred Shares shall not be required to physically surrender a certificate representing those Series B Preferred Shares being converted unless (A) all of the Series B Preferred Shares are being converted or (B) the holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of such certificate upon its physical surrender. Such holder and the Company shall maintain records showing the Series B Preferred Shares converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the holders of Series B Preferred Shares and the Company, so as not to require physical surrender of such a certificate upon conversion.

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(c)            Limitations on Conversions.

(i)            Beneficial Ownership. A holder of Series B Preferred Shares shall not have the right to convert any Series B Preferred Shares or otherwise receive shares of Common Stock hereunder (including pursuant to Section 1) to the extent that after giving effect to such conversion or receipt of such shares, such holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or receipt of shares as payment of dividends. Such holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that such holder determines that the limitation contained in this Section applies, the determination of which Series B Preferred Shares are convertible shall be the responsibility and obligation of such holder. If such holder has delivered a Conversion Notice for Series B Preferred Shares that, without regard to any other shares that such holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Company shall notify such holder of this fact and shall honor the conversion for the maximum Series B Preferred Shares permitted to be converted on such Conversion Date in accordance with Section 5(a) and, any Series B Preferred Shares tendered for conversion in excess of the permitted amount hereunder shall remain outstanding. The provisions of this Section may be waived by a holder (but only as to itself and not to any other holder) upon not less than 65 days prior notice to the Company. Other holders shall be unaffected by any such waiver.

(b)            Other Provisions.

(i)            The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of the Series B Preferred Shares and payment of dividends thereon, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the holder, not less than such number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions set forth herein) upon the conversion of the outstanding Series B Preferred Shares. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable.

(ii)           Nothing herein shall limit the right of a holder of Series B Preferred Shares to pursue actual damages or declare an Event of Default for the Company’s failure to deliver certificates representing shares of Common Stock upon conversion within the period specified herein and such holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit such holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

6.            Adjustments to Conversion Price

(a)            Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company, at any time while the Series B Preferred Shares are outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then each of the Fixed Conversion Price and the Floor Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(b)            Other Events. If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features, or issuing Convertible Securities with a variable conversion formula that is more favorable than those of the Series B Preferred Shares), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of the Series B Preferred Shares; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 6.

(c)            Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "Corporate Event"), the Company shall make appropriate provision to insure that a holder of Series B Preferred Shares will thereafter have the right to receive upon a conversion of Series B Preferred Shares, at such holder's option, (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which such holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Series B Preferred Shares) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such holder would have been entitled to receive had the Series B Preferred Shares initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the majority of the Parity Securities. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of the Series B Preferred Shares.

(d)            Whenever the Conversion Price is adjusted pursuant to Section 6 hereof, the Company shall promptly mail to the holders of Series B Preferred Shares a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(e)            In case of any (1) merger or consolidation of the Company or any subsidiary of the Company with or into another Person, or (2) sale by the Company or any subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a holder of Series B Preferred Shares shall have the right to (A) convert the Series B Preferred Shares then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such merger, consolidation or sale, and such holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Common Stock into which the Series B Preferred Shares could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (B) in the case of a merger or consolidation, require the surviving entity to issue to the holders of Series B Preferred Shares a convertible preferred shares in amount and on terms equal to the Series B Preferred Shares then held by such holders, plus all accrued and unpaid dividends and other amounts owing thereon, which such newly issued shares of preferred stock shall have terms identical (including with respect to conversion) to the terms of the Series B Preferred Shares, and shall be entitled to all of the rights and privileges of the Series B Preferred Shares and the agreements pursuant to which the Series B Preferred Shares were issued. In the case of clause (B), the conversion price applicable for the newly issued shares of convertible preferred stock shall be based upon the amount of securities, cash and property that each share of Common Stock would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the holders of the Series B Preferred Shares the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

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7.            Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided confirmation of transmission is electronically generated and kept on file by the sending party); or (iii) one (1) Trading Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and email for such communications shall be:

If to the Company, to:	Q Biomed Inc.
c/o Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017
Attn: William Rosenstadt
Telephone: (212) 588-0022
Email: wsr@orllp.legal

If to the a holder, at such address provided in the Securities Purchase Agreement pursuant to which the holder acquired Series B Preferred Shares or at such other address and/or email and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) electronically generated by the sender's email service provider containing the time, date, recipient email address or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

8.            Certain Definitions. The following capitalized terms not otherwise defined herein shall have the following meanings:

“Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of the Company (except that the acquisition of voting securities by the holder of Series B Preferred Shares or any other current holder of convertible securities of the Company shall not constitute a Change of Control Transaction for purposes hereof), (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company (other than as due to the death or disability of a member of the board of directors) which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Company or any subsidiary of the Company in one or a series of related transactions with or into another entity, or (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c). No transfer to a wholly-owned subsidiary shall be deemed a Change of Control Transaction under this provision.

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“Event of Default,” wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)            the Company's failure to pay to the holder of any Series B Preferred Shares any dividend or other amount when and as due under this Certificate of Designations or any other Transaction Document within five (5) Business Days after such payment is due;

(ii)           The Company or any Subsidiary shall commence, or there shall be commenced against the Company or any Subsidiary under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any Subsidiary commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Subsidiary or there is commenced against the Company or any Subsidiary any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 61 days; or the Company or any Subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any Subsidiary suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any Subsidiary makes a general assignment for the benefit of creditors; or the Company or any Subsidiary shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any Subsidiary shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any Subsidiary shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any Subsidiary for the purpose of effecting any of the foregoing;

(iii)          The Company or any Subsidiary shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any Subsidiary in an amount exceeding $200,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable and such default is not cured within five (5) Business Days;

(iv)          The Common Stock shall cease to be quoted or listed for trading, fail to have a bid price or VWAP, or fail to maintain a trading market on any Principal Market, for a period of 10 consecutive Trading Days;

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(v)           The Company or any subsidiary of the Company shall be a party to any Change of Control Transaction unless in connection with such Change of Control Transaction this the Series B Preferred Shares are retired;

(vi)          the Company's (A) failure to cure a Conversion Failure by delivery of (I) the required number of shares of Common Stock or (II) the Buy-In Price within five (5) Business Days after the applicable Conversion Failure or (B) notice, written or oral, to any holder of the Series B Preferred Shares, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of any Series B Preferred Shares into shares of Common Stock that is tendered in accordance with the provisions of this Certificate of Designations, other than pursuant to Section 5(c);

(vii)         The Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within five (5) Business Days after such payment is due;

(viii)        The Company shall fail to observe or perform any other material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any material provision of any Transaction Document which is not cured within the time prescribed.

“Floor Price” means $1.00, provided that if the VWAP is below $1.00 for at least 30 Trading Days during a period of 40 consecutive Trading Days, it shall mean $0.35.

“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

“Principal Market” means any of the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Market, the Nasdaq Global Select Market, or the OTC QB, and any successor to any of the foregoing markets or exchanges.

“Securities Purchase Agreement” means any agreements entered into by the Company pursuant to which an original issuance of Series B Preferred Shares is transacted.

“Trading Day” means a day on which the shares of Common Stock are quoted or traded on a Primary Market on which the shares of Common Stock are then quoted or listed; provided, that in the event that the shares of Common Stock are not listed or quoted, then Trading Day shall mean a Business Day.

“Transaction Document(s)” shall mean this Certificate of Designations, along with the Securities Purchase Agreement and any other documents or agreements entered into in connection with the foregoing.

"VWAP" means, for any security as of any date, the daily dollar volume-weighted average price for such security on the Primary Market as reported by Bloomberg through its “Historical Prices – Px Table with Average Daily Volume” functions, or, if no dollar volume-weighted average price is reported for such security by Bloomberg.

[signature page follows]

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IN WITNESS WHEREOF, the undersigned being a duly authorized officer of the Corporation, does file this Certificate of Designations, hereby declaring and certifying that the facts stated herein are true and accordingly has hereunto set his hand this April 3, 2020.

Q BIOMED INC.

By:	/s/ Denis Corin
Name:	Denis Corin
Title:	President and CEO

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